UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Diversified Energy Company plc
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
Ordinary Shares, nominal (par) value £0.20 per share
(Title of Class of Securities)
G2891G 204
(CUSIP Number of Class of Securities)
Bradley G. Gray
Diversified Energy Company plc
1600 Corporate Drive
Birmingham, Alabama 35242
Telephone: +1 205 408 0909
(Name, address and telephone number of person authorized to receive notices and communication on behalf of the filing person)
Copies to:
Benjamin Sullivan Diversified Energy Company plc 1600 Corporate Drive Birmingham, Alabama 35242 Telephone: +1 205 408 0909	David J. Miller Ryan J. Lynch Latham & Watkins LLP 300 Colorado Street, Suite 2400 Austin, Texas 78701 +1 737 910 7300	Anna Ngo Latham & Watkins (London) LLP 99 Bishopsgate London EC2M 3XF United Kingdom +44 20 7710 1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☒
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the return of capital to the holders of ordinary shares, par value £0.20 per share (the “Shares”), of Diversified Energy Company plc (the “Company”) of approximately $42 million, which is being implemented by way of (i) the previously announced interim dividend of 4.375 cents per ordinary share of £0.01 in the Company for the three-month period ended September 30, 2023, payable on April 3, 2024 to shareholders who hold Shares at the record date of March 1, 2024 (the “Q323 Dividend”) or (ii) for shareholders who would like to waive their Q323 Dividend entitlement in consideration for the ability to tender Shares in the Tender Offer, the Company hereby offers (the “Offer”) to purchase for cash a maximum of approximately $42 million, in value, of Shares, without interest, less any applicable withholding taxes, with such purchases to be made by Stifel Nicolaus Europe Limited (“Stifel” or the “Counterparty Bank”) acting as principal, and on the terms and subject to the conditions described in the offer to purchase (together with any amendments or supplements hereto, the “Offer to Purchase”) and the Circular to shareholders, dated February 26, 2024 (the “Circular”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Offer to Purchase is incorporated by reference in response to Items 1 through 11 of this Schedule TO, as more particularly set forth below, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Purchase.
Item 1.   Summary Term Sheet.
The information set forth under “Summary” in the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)
Name and Address: The name of the issuer is Diversified Energy Company plc, a public limited company incorporated in the United Kingdom and registered in England and Wales. The address of its principal executive office is 1600 Corporate Drive, Birmingham, Alabama 35242 and its telephone number is +1 205 408 0909.

(b)
Securities: The information set forth under “Part IV — Additional Information — Share Information” in the Offer to Purchase is incorporated herein by reference.

(c)
Trading Market and Price: The information set forth under “Additional Information — Share Information” in the Offer to Purchase is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.
(a)
Name and Address: Diversified Energy Company plc, a public limited company incorporated in the United Kingdom and registered in England and Wales, is the filing person and subject company. The address of its principal executive office is 1600 Corporate Drive, Birmingham, Alabama 35242 and its telephone number is +1 205 408 0909. The information set forth in the section captioned “Additional Information — Directors’ and Officers’ Interests” of the Offer to Purchase is incorporated herein by reference. The business address of each of the Company’s executive officers and directors is c/o Diversified Energy Company plc, 1600 Corporate Drive, Birmingham, Alabama 35242.

Item 4.   Terms of the Transaction.
(a)
Material Terms: The information set forth in “Summary”, Part II (“Terms and Conditions of the Return of Capital”), Part III (“Taxation”) and Part IV (“Additional Information”) of the Offer to Purchase is incorporated herein by reference.

(b)
Purchases: The information set forth in the sections captioned “Additional Information — Directors’ and Officers’ Interests” and “Additional Information — Transactions in the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(e)
Agreements Involving the Subject Company’s Securities: The information set forth in the sections captioned “Summary” and “Additional Information — Transactions in the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)
Purposes: The information set forth in Part I (“Letter from the Chairman of Diversified Energy Company plc”) of the Offer to Purchase is incorporated herein by reference.

(b)
Use of the Securities Acquired: The information set forth in the sections captioned “Summary” and Part II (“Terms and Conditions of the Return of Capital”) of the Offer to Purchase is incorporated herein by reference.

(c)
Plans: Not applicable.

Item 7.   Source and Amount of Funds or Other Consideration.
(a)
Source of Funds: The information set forth in Part I (“Letter from the Chairman of Diversified Energy Company plc”) of the Offer to Purchase is incorporated herein by reference.

(b)
Conditions: The information set forth in Part I (“Letter from the Chairman of Diversified Energy Company plc”) of the Offer to Purchase is incorporated herein by reference.

(d)
Borrowed Funds: Not applicable.

Item 8.   Interest in Securities of the Subject Company.
(a)
Securities Ownership: The information set forth in the section captioned “Additional Information — Directors’ and Officers’ Interests” of the Offer to Purchase is incorporated herein by reference.

(b)
Securities Transactions: The information set forth in the section captioned “Additional Information — Transactions in the Shares” and “Additional Information — Agreements Relating to the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)
Solicitations or Recommendations: The information set forth in the sections captioned “Terms and Conditions of the Return of Capital — Parties Engaged in Solicitations” and “Additional Information — Agreements Relating to the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 10.   Financial Statements.
Not applicable, in reliance on Instruction 2 to this Item 10.
Item 11.   Additional Information.
(a)
Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Part IV (“Additional Information”) of the Offer to Purchase is incorporated herein by reference.

(c)
Other Material Information: The information set forth in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(A) hereto, as may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.   Exhibits.
The following exhibits are included or incorporated by reference in this Schedule TO:
Incorporation by Reference
Exhibit No.	Description	Form	File Number	Exhibit No.	Filing Date
(a)(1)(A)*	Offer to Purchase, dated February 26, 2024
(a)(1)(B)*	Circular to Shareholders, dated February 26, 2024
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Press Release, dated February 15, 2024.	6-K	001-41870	99.1	February 15, 2024
(a)(5)(B)*	Press Release, dated February 26, 2024.
(b)	Not Applicable.
(d)(1)*	Put and Call Option Agreement, dated February 26, 2024, by and between Diversified Energy Company plc and Stifel Nicolaus Europe Limited.
(d)(2)	Diversified Gas & Oil plc 2017 Equity Incentive Plan	20-F	001-41870	4.33	November 16, 2023
(d)(3)	Diversified Energy Company plc Employee Stock Purchase Plan	20-F	001-41870	4.34	November 16, 2023
(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table.

*   Filed herewith.
Item 13.   Information Required by Schedule 13E-3.
Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Diversified Energy Company plc
/s/ Benjamin Sullivan Name: Benjamin Sullivan Title: Senior Executive Vice President, Chief Legal & Risk Officer, and Corporate Secretary
Date: February 26, 2024